SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Rule 13d-102

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.10)*

BARNES GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806109

(CUSIP Number)

December 31, 2013

(Date of Event, Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13-d 1(b)

☐ Rule 13-d 1(c)

☐ Rule 13-d 1(d)

CUSIP No. 067806109	Page 2 of 4

1)	Name of Reporting Persons: The Barnes Group Inc. Retirement Savings Plan
2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3)	SEC Use Only.
4)	Citizenship or Place of Organization: Bristol, CT
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 0
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 1,870,301
9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,870,301 The Fund disclaims beneficial ownership of all the shares.
10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐
11)	Percent of Class Represented by Amount in Row (9): 3.5%
12)	Type of Reporting Person: EP

CUSIP No. 067806109	Page 3 of 4

Item l	(a)	Name of Issuer: Barnes Group Inc.

Item l	(b)	Address of Issuer’s Principal Executive Offices: 123 Main Street, Bristol, CT 06010

Item 2	(a)	Name of Person Filing: The Barnes Group Inc. Retirement Savings Plan

Item 2	(b)	Address or Principal Business Office or, if none, residence: 123 Main Street Bristol, CT 06010

Item 2	(c)	Citizenship: Connecticut

Item 2	(d)	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share

Item 2	(e)	CUSIP Number: 067806-10-9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3 (a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 067806109	Page 4 of 4

Item 4.	Ownership as of December 31, 2013

	(a)	Amount Beneficially Owned: 1,870,301

	(b)	Percent of Class: 3.5%

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 1,870,301 The Fund disclaims beneficial ownership of all the shares.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Thomas O. Barnes, a participant in the Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of greater than 5% of the total amount of Common Stock outstanding, including shares not held by The Barnes Group Inc. Retirement Savings Plan.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item l0.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2014

Date

The Barnes Group Retirement Savings Plan

By:  Barnes Group Inc., the Plan Sponsor

/s/ Kenneth R. Hopson, Vice President, Treasurer
Signature

Kenneth R. Hopson, Vice President, Treasurer
Name/Title